Filed by Spartan Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spartan Acquisition Corp. II

Commission File No.: 333-254589

Date: March 24, 2021

The following presentation materials were used by Sunlight Financial LLC (the “Company”) in a presentation to analysts made on March 24, 2021.

ANALYST DAY PRESENTATION

Legal Disclaimers 2 Forward - Looking Statements • This Presentation (together with oral statements made in connection herewith, this “Presentation”) includes “forward - looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 . Forward - looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters . These forward - looking statements include, but are not limited to, statements regarding estimates and forecasts of operating and financial measures or metrics and projections of growth, market opportunity and market share . These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of Spartan Acquisition Corp . II’s (“Spartan”) and Sunlight Financial LLC’s (“Sunlight”) management and are not predictions of actual performance . These forward - looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any prospective or current investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability . Actual events and circumstances are difficult or impossible to predict and will differ from assumptions . Many actual events and circumstances are beyond the control of Spartan and Sunlight . These forward - looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions ; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Spartan or Sunlight is not obtained ; failure to realize the anticipated benefits of the proposed business combination ; risks relating to the uncertainty of the projected operating and financial information with respect to Sunlight ; risks related to Sunlight’s business and the timing of expected business milestones or results ; the effects of competition and regulatory risks, and the impacts of changes in legislation or regulations on Sunlight’s future business ; the expiration, renewal, modification or replacement of the federal solar investment tax credit ; the effects of the COVID - 19 pandemic on Sunlight’s business or future results ; the amount of redemption requests made by Spartan’s public stockholders ; the ability of Spartan or the combined company to issue equity or equity - linked securities in connection with the proposed business combination or in the future, and those factors discussed in Spartan’s Annual Report on Form 10 - K filed with the United States Securities and Exchange Commission (the “SEC”) on March 11 , 2021 , under the heading “Risk Factors,” and other documents of Spartan filed, or to be filed, with the SEC . If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward - looking statements . There may be additional risks that neither Spartan nor Sunlight presently know or that Spartan and Sunlight currently believe are immaterial that could also cause actual results to differ from those contained in the forward - looking statements . In addition, forward - looking statements reflect Spartan’s and Sunlight’s expectations, plans or forecasts of future events and views as of the date of this Presentation . Spartan and Sunlight anticipate that subsequent events and developments will cause Spartan’s and Sunlight’s assessments to change . However, while Spartan and Sunlight may elect to update these forward - looking statements at some point in the future, Spartan and Sunlight specifically disclaim any obligation to do so . These forward - looking statements should not be relied upon as representing Spartan’s and Sunlight’s assessments as of any date subsequent to the date of this Presentation . Accordingly, you should not place undue reliance upon any such forward - looking statements in this Presentation when deciding whether to make any investment in Spartan or Sunlight . • Neither Sunlight, Spartan nor any of their respective affiliates have any obligation to update this Presentation . Although all information and opinions expressed in this Presentation were obtained from sources believed to be reliable and in good faith, no representation or warranty, express or implied, is made as to its accuracy or completeness . This Presentation contains preliminary information only, is subject to change at any time and is not, and should not be assumed to be, complete or to constitute all the information necessary to adequately make an informed decision regarding your engagement with Spartan and Sunlight . Use of Projections ; Financial Information ; Non - GAAP Financial Measures • This Presentation contains projected operating and financial information with respect to Sunlight, including, without limitation, Sunlight’s projected revenue, expenses, market share, Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, operating expenses, credit approvals, funded volume, and expected capital commitments for 2020 - 2023 or specified periods or years within such time period . Such projected financial information constitutes forward - looking information, is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results . The assumptions and estimates underlying such projected operating and financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the projected operating and financial information . See the disclosures under the heading “Forward - Looking Statements” contained elsewhere in this Presentation . Actual results of Sunlight may differ materially from the results contemplated by the projected operating and financial information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such projections will be achieved, if at all . Neither the independent auditors of Spartan nor the independent registered public accounting firm of Sunlight have audited, reviewed, compiled or performed any procedures with respect to the projected operating or financial information for the purpose of their inclusion in this Presentation, and accordingly, neither of them expressed any opinion or provided any other form of assurance with respect thereto for the purpose of this Presentation . • The operating and financial information and data contained in this Presentation is unaudited and does not conform to Regulation S - X promulgated under the Act . Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement/prospectus to be filed by Spartan with the SEC . Some of the operating and financial information and data contained in this Presentation, such as Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow and operating expenses, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”) . Sunlight believes these non - GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sunlight’s financial condition and results of operations . Spartan and Sunlight believe that the use of these non - GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends and in comparing Sunlight’s financial measures with other similar companies, many of which present similar non - GAAP financial measures to investors . While Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow and operating expenses are relevant and widely used across industries and in the industries in which Sunlight participates, they may contain or exclude adjustments, exclusions and one - time items that third parties may or may not use in connection with such measures, and such measures should not be considered an alternative to any GAAP measures in evaluating the profitability of an investment in, or whether to invest in or consummate a transaction involving, Sunlight . The principal limitation of these non - GAAP financial measures is that they exclude significant items of income and expense that are required by GAAP to be recorded in Sunlight’s financial statements . In addition, they are subject to inherent limitations as they reflect the exercise of judgments by Sunlight’s management about which items of income and expense are excluded or included in determining these non - GAAP financial measures . In order to compensate for these limitations, Sunlight’s management has presented non - GAAP financial measures together with reconciliations to their nearest GAAP measures . These non - GAAP measures and other metrics used herein, including, but not limited to, credit approvals, funded volumes and expected capital commitments, should not be relied on or considered an alternative to any GAAP measures or other measures related to the liquidity, financial condition or financial results of Sunlight . • Nothing herein should be construed as legal, financial, tax or other advice . You should consult your own advisers concerning any legal, financial, tax or other considerations concerning the opportunity described herein . The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs .

Legal Disclaimers 3 Important Information For Investors and Shareholders ; Participants in Solicitation • In connection with the proposed business combination, Spartan will be required to file a registration statement (which will include a proxy statement/prospectus of Spartan) and other relevant documents with the SEC . Spartan stockholders and other interested persons are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, because they will contain important information about Spartan, Sunlight and the proposed business combination . Spartan’s stockholders will be able to obtain a free copy of the proxy statement/prospectus (when filed), as well as other filings containing information about Spartan, Sunlight and the proposed business combination, without charge, at the SEC’s website located at www . sec . gov . Spartan and its directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Spartan’s stockholders with respect to the proposed business combination and the other matters set forth in the proxy statement/prospectus . Information regarding Spartan’s directors and executive officers is available under the heading Item 10 . “Directors, Executive Officers and Corporate Governance” included in its Annual Report on Form 10 - K filed with the SEC on March 11 , 2021 . Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus relating to the proposed business combination when it becomes available . Industry and Market Data • Information contained in this Presentation concerning Sunlight’s industry and the markets in which it operates, including Sunlight’s general expectations and market position, market opportunity and market size, is based on information from Sunlight management’s estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties . In some cases, this Presentation may not expressly refer to the sources from which this information is derived . Sunlight management estimates are derived from industry and general publications and research, surveys and studies conducted by third parties and Sunlight management’s knowledge of its industry and assumptions based on such information and knowledge, which it believes to be reasonable . In addition, assumptions and estimates of Sunlight’s and its industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors . These and other factors could cause Sunlight’s future performance and actual market growth, opportunity and size and the like to differ materially from its assumptions and estimates . • The data and information provided by Wood Mackenzie should not be interpreted as advice and you should not rely on it for any purpose . You may not copy or use this data and information except as expressly permitted by Wood Mackenzie in writing . To the fullest extent permitted by law, Wood Mackenzie accepts no responsibility for your use of this data and information except as specified in a written agreement you have entered into with Wood Mackenzie for the provision of such of such data and information . Trademarks and Trade Names • Spartan and Sunlight own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses . This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners . The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended to, and does not imply, a relationship with Spartan or Sunlight, or an endorsement or sponsorship by or of Spartan or Sunlight . Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Spartan or Sunlight will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names .

Today's Speakers

Presenters		Background
	**Matthew Potere** Chief Executive Officer	**20+ years** financial services executive ▪ Former Senior Vice President of Bank of America's Home Equity & Auto Products Group and previously COO of Swift Financial
	**Barry Edinburg** Chief Financial Officer	**25+ years** capital markets executive ▪ Former CFO at Spruce Finance and Kilowatt Financial; Fortress Investment Group
	**Scott Mulloy** Chief Information Officer	**20+ years** financial services technology executive ▪ Previously Chief Technology Officer of Softcard (acquired by Google); CIO of GE Retail Consumer Finance
	**Timothy Parsons** Chief Operating Officer	**20+ years** consumer finance risk executive ▪ Former Director of Risk at Citi responsible for $15bn private label business; senior risk management roles at Swift Financial and MBNA America
	**Yoni Cohen** Head of Business Development & Marketing	**15+ years** sales and marketing executive ▪ Former head of sales, business development and marketing for Amprius; Consulted for Clean Power Finance; DBL Partners

Sunlight Financial
4

The image part with relationship ID rId2 was not found in the file. Table of Contents I. Introduction & Business Overview II. Platform Overview a) Proprietary Technology b) Access to Distribution c) Effective Credit Risk Management d) Stable & Low - Cost Funding III. Financial Overview IV. Appendix 5

Supporting a Clean Energy Future 6 Premier tech - enabled, Residential Solar point - of - sale (“POS”) financing platform at the forefront of the c lean energy transition. Sunlight By the Numbers Note: All projections based on Sunlight internal projections. (1) This information was obtained or derived from data included in the US Residential Solar Finance Update – H2 2020 provided by Woo d Mackenzie . (2) See “Adjusted EBITDA Bridge” and “Memo” on page 57 and descriptions of “Adjusted EBITDA ” and “Adjusted EBITDA Margin” on page 61 for details . (3) Also referred to as funded loans. (4) Reflects 2H 2020 figures, annualized . (5) Per EnergySage . Attractive Market with ESG Tailwinds Proprietary Technology Strong Margins and Free Cash Flow Conversion Experienced Management Team Deep Contractor Relationships and Proven Sourcing Capabilities Highlights Solar Annual TAM (1) 2021E Adjusted EBITDA (2) Steady State Adjusted EBITDA Margin (2) 2021E Funded Volume (3) 2H 2020 (4) – 2023E Solar Funded Volume CAGR Credit Losses After 24 Months on Book Industry Leading Credit Quality Metric Tons of CO 2 Avoided for Every 100k Systems Installed (5) $ 11bn+ $60.2mm 55%+ 10.3mm $2.7bn 22% 0.79% Solar Loan TAM (1) 2017 - 2020E CAGR 31% Stable and Diversified Network of Capital Providers

Tech - Enabled Point - of - Sale Financing Platform 7 Sunlight is a B2B2C financing platform at the forefront of the clean energy transition, providing Contractors with seamless POS financing capabilities and Capital Providers with access to unique, attractive assets and Consumers. The image part with relationship ID rId3 was not found in the file. Tech - Enabled Point - of - Sale Financing Platform Access to Distribution Effective Credit Risk Management Success Driven by Three Key Pillars… …Underpinned by Proprietary Technology Platform Efficiently deliver volume growth Effectively manage risk and deliver assets with attractive risk - adjusted returns Seamlessly integrated across Contractors, Consumers and Capital Providers to enable the ecosystem to operate efficiently Stable and Low - Cost Funding Access to diverse and low - cost capital

Demonstrated Success Across All Three Key Pillars 8 61 178 408 661 111 415 2017 2018 2019 2020 Solar Home Improvement 0.79% 1.4% - 2.4% Solar Competitors $0.0 $0.5 $1.0 $1.5 $2.0 $2.5 $3.0 2016 2017 2018 2019 2020 2021E Network of 1,000+ Contractors Diverse Network of Depositories and Other Financial Institutions Sophisticated and Proprietary Credit Strategy Cumulative Credit Losses (2) Funded Loans by Capital Provider (3) ($ in billions ) Total Active Contractors (1) Sunlight has demonstrated the ability to attract Contractors , effectively underwrite credit, and build a network of diverse, low - cost Capital Providers. Access to Distribution Effective Credit Risk Management Stable and Low - Cost Funding (1) Reflects number of unique Contractors that had customers submit credit applications through Sunlight during each respecti ve period. Solar and Home Improvement Contractors are not mutually exclusive, with some offering both Solar and Home Improvement products. (2) Represen ts cumulative credit losses at 24 month on book. See page 40 for more detail. (3) Each color represents a different Capital Provider. See page 42 for more detail.

a a a The Sunlight Platform Productivity Loop – a Virtuous Cycle 9 The pillars of Sunlight’s platform are interconnected and reinforce one another, providing strong network effects and productivity improvements. Contractors Drive O rigination Volume Credit Expertise and Discipline Drive Superior and Consistent Risk - Adjusted Returns Stable and Diverse Funding Partners Provide For More Attractive Pricing to Contractors

Sunlight Value Chain

Unique B2B2C model and advanced technology empower and unlock value for partners and consumers.

Value Chain Powered By Sunlight

Contractors	*Consumer*	*Capital Providers*
Improve Close Rates and Drive Sales	**Quickly and Easily Obtain Financing at Attractive Rates**	**Efficiently Access Unique Assets with Robust Risk-Adjusted Returns**
Want to sell more equipment with attractive financing options	*Want simple financing to save money by going Solar*	*Want access to high quality loans with attractive risk-adjusted returns and consumer relationships*
Contractors install solar equipment for the consumer, receiving ~85% of ticket price from Sunlight[1]	*Consumers receive solar equipment from Contractor with zero cash down*	*Capital Providers fund the residential solar loan at ~90% of the ticket price (~10% discount)*[1]

(1) Numbers shown are illustrative and do not reflect past or quantifiable expected future results for any specific lending relationship.

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Simple Revenue Model: How Sunlight Makes Money

Sunlight earns attractive upfront platform fees on loans originated through the platform with limited direct credit risk via capital-lite business model.

Illustrative $40k System Example(1)



Capital Provider
Capital Provider Price of $36k (90% of $40k loan balance)(1)(2)
Sunlight
Contractor Proceeds of $34k (85% of system price)(1)(3)
Contractor
Sunlight earns platform fee in cash of ~$2k(1)
(5% of $40k loan balance; $36k from Capital Provider less $34k to Contractor)
Principal and interest payments on $40k loan(4)
Installs Solar system
Consumer

(1) Numbers shown are illustrative and do not reflect past or quantifiable expected future results for any specific lending relationship. System price and loan balance are each $40k in this illustration. Consumers generally make such purchases with no money down and the loan fully funds the system price. (2) Also can be calculated in this illustration as $40k loan balance minus Capital Provider Discount of $4k (10% of $40k loan balance). (3) Also can be calculated in this illustration as $40k system price minus Dealer Fee of $6k (15% of $40k system price). (4) Capital Provider also earns income over the life of the loan via accrual of the original issue discount of $4k in this illustrative example.

Sunlight Financial
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$0 $1 $8 $66 $158 $264 $348 $445 $541 $670 $845 $1,026 $1,220 $1,468 $1,759 $2,066 $2,315 $2,539 $2,899 $3,535 1Q'16 2Q'16 3Q'16 4Q'16 1Q'17 2Q'17 3Q'17 4Q'17 1Q'18 2Q'18 3Q'18 4Q'18 1Q'19 2Q'19 3Q'19 4Q'19 1Q'20 2Q'20 3Q'20 4Q'20 The Evolution of Sunlight – Accelerating Growth and Scale 12 4Q 2016 – 2Q 2017 : Incremental Growth Capital ($ in millions) 2015 2020 2018 2017 2016 2019 1Q - 2Q 2018 : Launches Proprietary Software Jan - Sep 2015: Initial Funding of Platform Sunlight’s History 1 1Q - 2Q 2018 : Diversifies Flow Commitments Cumulative Funded Volume Launch and Develop Platform 2 Establish Anchor Partnership 3 Scale and Diversify 4 Positioned for Continued Growth Jul 2016: Anchor Partnership 1Q - 2Q 2018 : Additional Growth Capital 1Q 2019: Expands into Home Improvement Dec 2020: • Network of over 1,000 Contractors • Profitable and rapidly scaling

Sunlight Sits at the Intersection of Two Significant Transformational Trends

POS / Buy-Now-Pay-Later

- **Mass adoption of POS financing** displacing traditional revolving credit
- Technology advancements allow for **seamless integration at the point-of-sale**
- **Broad acceptance of mobile** and digital payment options

POS Lending Unsecured Balances[1]

2015	2021E
$49bn	$162bn

2015 – 2021E CAGR: 22%

Renewables / Solar

- **Mass adoption of clean energy** to combat climate change with attractive consumer economics and improved reliability
- **Rapid decline in costs of solar** vs. traditional electricity
- **Growing interest in energy independence** in the wake of power grid failures

Residential Solar Installed Capacity[2]

2010	2021E
246MW	3,444MW

2010 – 2021E CAGR: 27%

Source: Wood Mackenzie 2H 2020 Report, McKinsey Research, Apex Insights Research.
(1) Based on November 2019 McKinsey report. (2) This information was obtained or derived from data included in the US Residential Solar Finance Update – H2 2020 provided by Wood Mackenzie.

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$0.19 $0.16 $0.15 $0.15 $0.32 $0.27 $0.24 $0.23 2017A 2018A 2019A 2020E Lazard Unsubsidized Solar Energy Prices Compare Favorably to Electricity Prices Solar energy continues to become more economical in comparison to electricity, with growing adoption across the United States. As the Cost of Solar Continues to Decline… …and Electricity Prices Continue to Rise… …Consumer Economics Become More Favorable … …And Adoption Increases Across the Country Illustrative Year 1 Monthly Savings (2) 2015 Residential Solar Levelized Cost of Energy ($/KWh) (1) Retail Price of Electricity ($/KWh) $0.06 $0.08 $0.10 $0.12 $0.14 $0.16 $0.18 $0.20 $0.22 United States California Massachusetts Arizona U.S. retail prices of electricity increased approximately 2.3% annually from 2005 – 2019 $173 $15 $134 $25 Without Solar With Solar Utility Bill Loan Payment Savings Over $25,000 lifetime savings (3) Cumulative Capacity: ~5.7 GW 14 While States with over 10 MW of cumulative installed residential solar systems have expanded significantly over the last few years… … solar penetration has only reached 3% of the market, providing ample opportunity for growth 2020E Cumulative Capacity: ~ 18.6 GW Sources: EIA Energy Power Monthly, Lazard LCOE 2015 – 2020 Reports, U.S. Census 2019 American Community Survey, Wood Mackenzie. Note: This information was obtained or derived from data included in the US Residential Solar Finance Update – H2 2020 provided by Wood Mackenzie. (1) Lazard LCOE, Unsubsidized. CAGR based on annual midpoints. (2) California average. Average production in Los Angeles, CA based on 7KW system, assuming 1 3,0 00 KWh of annual electricity usage, 20 year loan at 4.99%. (3) Assuming 20 year loan, 10 years of useful life after loan paid down. Assumes flat without S ola r bill. Savings can vary by customer and location.

Focused on Attractive and Rapidly Growing U.S. Residential Solar Market

U.S. Residential Solar Annual Market Size[1]



($ in billions)
Total CAGR: 14%
Loan CAGR: 31%
$8.0
$8.9
$10.7
$11.8
Lease
~37%
Cash
~21%
Loan
~42%
~25%
~12%
~63%
Ongoing shift to loan financing
2017A
2018A
2019A
2020E

Drivers of Continued Growth

- Improving Consumer Economics from Solar
- Low Current Solar Penetration
- Increased Consumer and Investor Focus on ESG Initiatives
- Increasing Legislative Support
- Increasing Battery Attachment Rates

Source: Wood Mackenzie 2H 2020 Report.
(1) Represents annual volume. Based on MW and $ / watt forecast per Wood Mackenzie. This information was obtained or derived from data included in the US Residential Solar Finance Update – H2 2020 provided by Wood Mackenzie.

Sunlight Financial
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Best - In - Class Management Team with Unparalleled Experience 16 Sunlight’s success is driven by the deep and relevant experience of its management team, with a combined 150+ years of expertise. The Sunlight Team has Prior Experience at Highly Relev ant Institutions Nora Dahlman General Counsel 7 Teammates Tim Parsons Chief Operating Officer 77 Teammates Scott Mulloy Chief Technology Officer 22 Teammates Matt Potere Chief Executive Officer 203 Total Teammates Marnie Woodward Head of Human Resources 6 Teammates Kevin Jurczyk Head of Home Improvement Sales 21 Teammates Yoni Cohen Head of Business Development & Marketing 45 Teammates Barry Edinburg Chief Financial Officer 17 Teammates

Sunlight's Commitment to Core Values and Positive Social Impact

Sunlight's business is fueled by its strong culture, governance, risk management and commitment to corporate responsibility.

Our Core Values: How We Win is as Important as What We Accomplish

Genuine

Scrappy

Fair

Passionate

Honest

Talent-focused

Governance & Corporate Responsibility

Supporting Solar & the Community


Social
Governance
Environmental
Sunlight Financial

Extensive Oversight and Consumer Protection Practices

Commitment to Carbon Neutrality

For every 100,000 Solar systems funded, 10mm+ metric tons of CO_2 are avoided[(1)]

(1) Per EnergySage.

Sunlight Financial

17

The image part with relationship ID rId2 was not found in the file. Table of Contents I. Introduction & Business Overview II. Platform Overview a) Proprietary Technology b) Access to Distribution c) Effective Credit Risk Management d) Stable & Low - Cost Funding III. Financial Overview IV. Appendix 18

The image part with relationship ID rId2 was not found in the file. 19 Sunlight’s proprietary technology platform, Orange®, empowers ~15,000 Sales and Ops reps from Contractors to seamlessly quote, process and close consumers on their computer, tablet or phone. Flexible and User - Friendly Front - End Technology Orange® Home Screen Provides Easy - to - Use Tools x Fully Digital Credit Application x Automated Decisioning x Web Portal and Mobile Application x Flexible API Platform x Simple Platform for Consumers, Contractors and Capital Providers “ From A to Z this is the easiest portal we use ” “ I will actually incentivize my customers to go with Sunlight over others because of how easy you are to work with ” The image part with relationship ID rId8 was not found in the file. 4.6 stars on Web Portal Ratings Contractor Testimonials Front - End Highlights

The image part with relationship ID rId2 was not found in the file. 20 Upfront Sales Tools Closing & Loan Funding Loan Processing Comprehensive Process Management from Application to Funding • Pre - qualifying customers at the POS saves Contractors time and increases confidence • ~50% of all applications (1) are run through Sunlight’s pre - qualification tool • Helps salespeople close more deals by comparing multiple loan products • Easy to use, allowing Contractors to adjust loan amount, APR and other loan characteristics • Approve a customer on - the - go with the Orange® app • Additional mobile features include the ability to scan a driver’s license to pre - fill the credit application – expediting the process • Currently 7,000+ active (2) Orange® users are enrolled and earn points for each Sunlight loan funded • Users submit ~ 12% more credit applications (3) post rewards enrollment compared to pre - enrollment Proprietary tools help salespeople close more deals. Pre - Qualification Payment Calculator Mobile Capabilities Rewards (1) Based on applications submitted from 2018 – 2020. (2) Last login within ~60 days. There are typically multiple individual sa lespeople from each Contractor who utilize Sunlight’s platform. (3) Based on all rewards users since January 1, 2019. Calculated comparing applications per user 24 weeks prior to rewards enrollment with 24 weeks post rewards enrollment.

The image part with relationship ID rId2 was not found in the file. 21 Upfront Sales Tools Closing & Loan Funding Loan Processing • Instant POS loan approval • Automated title check, fraud validation, income reasonableness and stipulation clearing • Capital Provider credit waterfall to optimize approval rates • Contractor portal tracks loan status • Simple tool allowing salespeople to take action to manage pipeline • Integrated lead management • Easily and securely scan and upload required consumer documentation • Compatible through web or mobile device Sunlight’s highly automated loan processing delivers first class customer experience while driving platform efficiency and scalability. Instant Credit Decision Pipeline Management Secure Document Upload Comprehensive Process Management from Application to Funding (cont’d)

The image part with relationship ID rId2 was not found in the file. 22 Comprehensive Process Management from Application to Funding (cont’d) • Paperless signing process through DocuSign • Loan documents sent to customer’s email address for closing • Contractors funded within 24 hours of installation • Funds dispersed based on key project milestones • Provides Capital Providers with key loan portfolio information and documentation • Robust reporting gives Capital Providers insight into volume trends from multiple perspectives Integrated back - end process ensures Contractors get paid quickly and offers helpful tools for Capital Providers to effectively manage their portfolio. Electronic Document Signing Fast Funding Capital Provider Portal Upfront Sales Tools Closing & Loan Funding Loan Processing

The image part with relationship ID rId2 was not found in the file. 23 Demo

The image part with relationship ID rId2 was not found in the file. Table of Contents I. Introduction & Business Overview II. Platform Overview a) Proprietary Technology b) Access to Distribution c) Effective Credit Risk Management d) Stable & Low - Cost Funding III. Financial Overview IV. Appendix 24

The image part with relationship ID rId2 was not found in the file. SMB 19% Core 43% Enterprise 38% Sunlight’s Solar Contractors 25 Sunlight partners with a variety of Contractors to source funded volume. Solar Contractor Market Overview • Sunlight categorizes its Solar Contractor partnerships into 3 major buckets: Significant Number of Contractor Partners … …With Funded Volume Broadly Diversified SMB 500 Core 151 Enterprise 10 661 Solar Contractors Enterprise Core SMB • Top Contractors nationwide by revenue • All have national footprints • Contractors ranked up to 200 by revenue • Install in several states or focus on a single state • Revenue typically less than $8mm per year • Comprise a majority of Sunlight’s total Contractor count, with several thousand total Contractors in the market Solar Contractor Count Breakdown (2020 Unique Contractors ) Solar Funded Volume by Contractor Type (2020)

The image part with relationship ID rId2 was not found in the file. Denver: Sales Satellite Charlotte: Co - Headquarters Contractor Recruiting Strategy 26 Sunlight has a dedicated sales force focused on recruiting and managing Contractors. SMB • Contractors typically recruited via Sunlight’s centralized sales force ‒ Provides operating leverage given large number and relatively small size of Contractors ‒ Total centralized sales force of 25 in 1Q’21 ‒ Centralized team members located in Charlotte • Recruiting process typically occurs by phone / video Enterprise & Core • Contractors recruited via regional team members located in local markets across the country ‒ In - person contact provides a more targeted approach as these Contractors drive significant volumes ‒ Total regional sales force of 12 in 1 Q’21 (1) • Teammates typically travel to pitch, train and manage Contractors in - person Sunlight’s centralized sales force footprint Sunlight’s regional sales force footprint Sales Teammate #1 Sales Teammate #2 Sales Teammate # 3 Sales Teammate #4 West East Sales Teammate #5 Sales Teammate #6 Sales Teammate #7 Sales Teammate # 8 (1) Includes 2 leaders that manage the regional sales force, 1 teammate that sells nationally, and 1 teammate that supports t he regional sales force.

The image part with relationship ID rId2 was not found in the file. Important Financing Platform Components for Contractors 27 Financing is a critical part of allowing Contractors to sell more product to Consumers; Contractors are focused on several key factors when choosing a financing partner. Simple, Frictionless Process Flexible Financing Tools to Drive Sales Liquidity & Cash Flow $ • Want a simple process that enables faster sales • Typically spend between ~$2 - 4k to originate a customer and cannot afford an inefficient POS process • Require a diverse suite of products to align with consumer preferences • Seek competitive pricing from a stable, long - term partner • Value tools that help them sell , such as loan calculators and digital payment solutions • Require training support to learn a loan provider’s processes • Must pay for marketing and equipment pre - installation, and thus strongly prefer to receive cash as soon as possible • Seek capital to accelerate geographic expansion

Simple, Frictionless Process 28 Simple, Streamlined Experience • Mobile application , facial recognition login • Instant, online identity verification enables Consumers to sign loan documents on the sales representative’s device • Automated underwriting , instant credit decisioning , low stipulation rates and real - time support in - home • Open 7 days a week , 9pm PT Mon - Fri., 5pm PT on weekend • Sign docs before ACH is collected or stips are resolved Status and Pipeline Management • Intuitive portal provides Contractors with the ability to track the status of loans • Simple tools allow salespeople to take action to manage pipeline • Integrated lead management

Flexible Financing

Broad Loan Product Suite	Attractive Pricing

Broad Loan Product Suite

- Multiple product options enables Contractors to **tailor product pitches to consumer's preferences** and **drive more sales**
- Sunlight has the **broadest loan product suite, providing significant differentiation** to Contractors
- Allows Contractors to **select their preferred product** combination of loan APR and dealer discount

Sunlight offers a wide array of products with tenors ranging from 5 to 25 years and interest rates from 0.99% to 6.99%

Attractive Pricing

- Sunlight's **diverse and low-cost** Capital Providers enable Sunlight to offer Contractors **competitive pricing**
  - **Industry-leading, stable credit quality** has allowed Sunlight to become a trusted partner for its Capital Providers
- Drives **significant incremental income to Contractors** for every sale they make and **increases Contractor stickiness**
- **Volume-based rebates** allow Contractors to reduce dealer fees

Sunlight's Product Innovation Over Time



September 2016:
25 Year Loan
June 2018:
Battery Only
June 2020:
Solar Shingles(2)
2016
2017
2018
2019
2020
July 2017:
Solar + Battery
July 2018:
Solar + Roof(1)
September 2020:
Solar+(3)

(1) Finances the purchase and installation of a Residential Solar system and other expenses related to re-roofing or renovating the roof. (2) Finances the purchase and installation of Solar shingles. (3) Finances residential products that include Solar installation and other Contractor work (HVAC, home automation, etc.).

Sunlight Financial
29

Tools to Drive Sales

Salesperson Rewards

- Enrollment process develops direct relationship between Sunlight and salesperson
- Currently **7,000+ active[1] Orange® users are enrolled and earn points for each Sunlight loan funded**
- Earn rewards points for each notice to proceed
- Elevate Rewards Status by selling more solar during any given six-month period
- Check point balance & performance on the go
- Users submit **~12% more credit applications[2] post rewards** enrollment compared to pre enrollment



Sunlight Rewards Program
Rewards Program Terms and Conditions
ENROLL



My Sunlight Rewards Profile
Current Points Balance
284,500
Current Tier
Gold
Progress
View Sunlight Leaderboard
Shop with Points
Sunlight Program Rules
Cancel my Sunlight Rewards membership

Pre-Qualification

- Pre-qualifying customers at the POS **saves Contractors time and increases confidence**
- **~50% of all applications[3]** are run through Sunlight's pre-qualification tool
- **Prequalify** customers with a **soft pull** from just name, address, and income



Pre-Qualification
(This is a soft-pull of credit that in no way affects your credit score)
*Indicates required field
*First Name
Steven
*Last Name
Reed
*Address
123 Anywhere Street
Los Angeles
California
90019
*Individual Gross Annual Income
$ 100,000
Alimony, child support, or separate maintenance income need not be revealed if you do not wish to have it considered as a basis for repaying this account.
By clicking "Submit" the borrower and co-borrower (if applicable) acknowledge that they are providing express written consent under the Fair Credit Reporting Act for Sunlight Financial to obtain a consumer credit report from one or more consumer reporting agencies to process your pre-qualification request. This is a soft-pull of credit that in no way affects your credit score.
SUBMIT

Sunlight Financial

(1) Last login within ~60 days. There are typically multiple individual salespeople from each Contractor who utilize Sunlight's platform. (2) Based on all rewards users since January 1, 2019. Calculated comparing applications per user 24 weeks prior to rewards enrollment with 24 weeks post rewards enrollment. (3) Based on applications submitted from 2018 – 2020.

30

Liquidity & Cash Flow 31 Contractor Funding & Milestone Advances • Sunlight pays Contractors “next day” , providing liquidity and creating Contractor stickiness • Sunlight strategically offers advances to select Solar Contractors to accelerate their cash flow and enhance liquidity – Sunlight will agree to advance to a Contractor a portion of the amount owed for a particular loan prior to the installation of the related system (1) – Advances provide a significant value to Contractors as they generally incur ~75% of expenses before installation – Sunlight is repaid in full at the earlier of system installation or ~90 days Instant Point - of - Sale Loan Status Uploads Documents (e.g., sales contract) Approval to Install or Other Milestone Contractors can request an advance of a portion of future payments (1) Installs System Confirm Install Contractors are paid next day in full less any advances (1) Specific terms vary by Contractor.

61 178 408 661 2017 2018 2019 2020 Solar $0 $500 $1,000 $1,500 $2,000 $2,500 $3,000 $3,500 $4,000 $4,500 $5,000 1Q 2017 2Q 2017 3Q 2017 4Q 2017 1Q 2018 2Q 2018 3Q 2018 4Q 2018 1Q 2019 2Q 2019 3Q 2019 4Q 2019 1Q 2020 2Q 2020 3Q 2020 4Q 2020 32 Differentiated Sunlight value proposition drives strong Contractor recruitment and growing volume per Contractor. Rapid Increase in Number of, and Volume from, Contractors • Contractors on - boarded in 2017 have increased their average quarterly funded volume from ~$500k in 4Q 2017 to over $4.5mm in 4 Q 2020 Sunlight is Rapidly Adding New Contractors ... ...and D riving More Volumes From Existing Contractors Total Active Solar Contractors (1) Average Funded Volume of 2017 Contractor Cohort (2) • Rapid increase in Active Contractors confirms the value of Sunlight’s platform • Limited marginal expense related to adding Contractors ($ in thousands) Impacted by Onset of COVID ~9x 4Q’17 Average Funded Volume (1) Reflects number of unique Contractors that had customers submit credit applications through Sunlight during each respecti ve period. (2) Reflects total funded volume in each period associated with Contractors on - boarded in 2017 divided by the total number of Contractors on - boarded in 20 17. Conservatively excludes any impact from Contractor attrition.

96% 92% 84% 79% 77% 73% 66% 56% 43% 32% 31% 37% 40% 38% 38% 35% 3% 6% 10% 10% 9% 9% 9% 10% 12% 12% 12% 9% 7% 8% 8% 8% 1% 2% 6% 10% 14% 19% 25% 35% 45% 55% 57% 54% 53% 55% 54% 57% 1Q 2017 2Q 2017 3Q 2017 4Q 2017 1Q 2018 2Q 2018 3Q 2018 4Q 2018 1Q 2019 2Q 2019 3Q 2019 4Q 2019 1Q 2020 2Q 2020 3Q 2020 4Q 2020 Top 5 Contractors Top 6 -10 Contractors Other Contractors 33 Sunlight diversified its funded volume as the Company grew. Quarterly Funding by Contractor Rank Ongoing Diversification of Contractors Reduces Concentration Risk Successful execution of diversification strategy Note: Contractors ranked by funded volume in each distinct quarter and reflects Solar Contractors only.

The image part with relationship ID rId2 was not found in the file. Table of Contents I. Introduction & Business Overview II. Platform Overview a) Proprietary Technology b) Access to Distribution c) Effective Credit Risk Management d) Stable & Low - Cost Funding III. Financial Overview IV. Appendix 34

High Quality Funded Volume

Positive borrower selection, strong collateral and disciplined underwriting result in excellent credit quality.

Sunlight Solar Loans: Strong Structural Protection

- **Positive borrower selection** drives strong credit quality: 100% homeowners, fiscally and socially responsible purchase
- **Cash flow positive**, as homeowners typically save $25k+ over lifetime of system(1) by displacing portion of utility bill
- **Loans are secured** by UCC-1 requiring Sunlight approval for new mortgage loan (i.e., refinance or home sale)
- **Authority to shut-off** Solar system in event of default

Sunlight Risk Management: Best-In-Class

- **Proprietary and disciplined credit strategy** leveraging tradeline credit bureau data and borrower demographics
- **Management team with industry-leading credit expertise** utilizes "through-the-cycle" approach and supports strong "credit culture"
- **Attractive borrower demographics:** 740+ avg. FICO, ~30% avg. debt-to-income(2)
- **Comprehensive Contractor underwriting** ensures high-quality Contractor partners

(1) Assuming 20 year loan, 10 years of useful life after loan paid down. Assumes flat without Solar bill. Savings can vary by customer and location. (2) Reflects characteristics of 2020 funded volume.

Sunlight Financial

35

Multi - Layered Underwriting 36 Sunlight utilizes a multi - layered underwriting approach to minimize Capital Providers’ risk, leveraging management’s unique experiences across consumer and commercial credit. Utilize proprietary credit strategy • Prime residential borrowing consumers • Credit Bureau and Non - Credit Bureau Attributes (Analyze 600+ attributes to determine those most predictive of performance ) • Continually evolving consumer underwriting strategy – currently on 4 th generation Strong commercial underwriting requirements ensure partnership with quality Contractors • Financials • Business credit bureau • Reputational review • Workmanship warranty • System documentation Equipment must meet approved list of top tier equipment • Manufacturer’s warranty • Industry performance analyses • Historical equipment performance Robust Three - Pronged Underwriting Approach Contractors Consumers Equipment Counterparty Strategy Approach to Underwriting

Approach to Credit Strategy Development

Sunlight's credit strategy is data driven, utilizing consumer lending industry best practices for development and continuous refinement.

1 Rich Data Set

Sunlight Applications & Credit Bureau Attributes	Sunlight Performance History (On-Us Performance)
150k+ Attributes	***~100k Loans***

375k+ Applications

Development Dataset



3rd Party Purchases Datasets (e.g. Transunion through the cycle performance history)	Reject Inference Data (Performance information on Sunlight credit declines – new in 2020)
~500k Records	***~175k Declines***

2 Assessment of Performance

Statistical analysis to identify most predictive attributes of performance

600+ Attributes



3 Develop Credit Strategy to Meet Risk Adjusted Returns

FICO Risk Tiers (Most Predictive Attribute)


FICO Score Tiers
Lower Risk
Higher Risk
Tier 1
Tier 2
Tier 3
Tier 4
Credit Criteria / Knock Rules
Expected Performance

Meets risk-adjusted return hurdles in base case and positive in stress scenarios

Scaled credit criteria get more restrictive for weaker credit tiers

4 Measure Results & Refine / Iterate

Compile performance information across Capital Providers to:

- Develop Robust MIS
- Feed the Data Environment
- Leverage for new scorecard development/swap-in/out

Sunlight Financial
37

Benefits of Sunlight's Credit Strategy

Leveraging a variety of non-FICO variables allows for valuable insight into the credit worthiness of borrowers and underpins the model's "swap-in" / "swap-out" decisions.

Illustrative Examples of Non-FICO Variable Overlay

Bankruptcy (BK)

FICO	700-740	700-740
BK	None	<60 Months
Bad Rate	~3.5%	~9.5%
		Swap-Out

30+ Delinquency

FICO	700-740	700-740
30+ DQ	<=1	>1
Bad Rate	~3.6%	~10%
		Swap-Out

Sunlight utilizes a variety of non-FICO variable overlays to determine "swap-in" / "swap-out" populations

Sunlight Financial
38

39 Process of Sunlight’s Proprietary Credit Strategy Sunlight’s proprietary credit strategy efficiently and effectively evaluates credit applications on behalf of Capital Providers. Applications Enter Underwriting Model Credit Strategy Evaluation Fraud / Identity Review Additional Controls / Evaluations Model Decision Evaluation of consumer application & credit decision attributes to determine credit worthiness & ability to repay Confirm identity of consumer & evaluate fraud risk Review additional non - standard credit information to determine eligibility FICO Score Bankruptcy Delinquency Debt to Income Verify PII Fraud Risk Scores Email Risk Evaluation Borrower on Title Eligible Collateral Income Reasonability Accept  Reject x or Examples Utilizing Orange ® , a pplications are submitted and progress through underwriting model instantaneously, providing realizable credit decisioning in real time Accept with Conditions  or

40 Superior Credit Performance Sunlight’s disciplined risk management approach drives best - in - class credit performance. Experienced management team with “through - the - cycle” approach Contractor underwriting ensures high quality Contractors 740+ avg. FICO and ~30% avg. Debt - to - Income (1) Proprietary credit strategy utilizing credit bureau and “on - us” data Disciplined Risk Management... ...Drives Best - in - Class Credit Performance 2.10% 2.42% 1.37% 2.17% 0.79% 0 2 4 6 8 10 12 14 16 18 20 22 24 Months on Book Competitor #1 2017-1 Competitor #1 2018-1 Competitor #2 2017-1 Competitor #2 2018-1 Sunlight Sunlight's strong credit quality enables access to diverse and low - cost Capital Providers Residential Solar Loan Cumulative Credit Losses (2) Prudent credit philosophy developed with Capital Providers where credit quality is not sacrificed for the sake of growth Positive borrower selection, with Solar loan customers enjoying net cash savings (3) (1) Reflects characteristics of 2020 funded volume. (2) Per data aggregated by Intex Solutions. Competitor cumulative credit los ses reflect net credit losses. Sunlight cumulative credit losses reflect gross credit losses. (3) Represents cumulative credit losses on all Sunlight vintages from 2 015 to - date that have reached 24 months on book. Actual credit performance by vintage may vary. Current and future performance may not be consistent with prior performa nce .

The image part with relationship ID rId2 was not found in the file. Table of Contents I. Introduction & Business Overview II. Platform Overview a) Proprietary Technology b) Access to Distribution c) Effective Credit Risk Management d) Stable & Low - Cost Funding III. Financial Overview IV. Appendix 41

Diverse and Attractive Capital Providers

Sunlight's disciplined risk management approach has earned Capital Providers' trust, providing Sunlight access to flexible and low-cost capital to support growth.

Drivers of Capital Provider Stability

Low-Cost Customer Acquisition

Trusted Risk Management and Consistent Credit Quality

Unique Asset with Attractive Relative Returns

Supportive Market Dynamics (Low Rates / Excess Deposits)

Key Notes

- Sunlight **partners with 7 active Capital Providers(1)**, diversified across credit unions, banks, and others
- **History of adding Capital Providers** as volume grows
- **Consistent extension and upsizing** of capital commitments
- **Robust pipeline** of potential Capital Providers of all types
- Focused on **optimizing both absolute capacity and margins**

Funded Loans by Capital Provider ($mm)



Does Not Include Ongoing New Partner Discussions
Sunlight has experienced no attrition among direct channel Capital Providers with all such partners having consistently expressed a desire for more volume
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
2016
2017
2018
2019
2020
2021E(2)
Credit Union #1
Credit Union #2
Credit Union #3
Credit Union #4
Private Capital #1
Private Capital #2
Credit Union #5
Bank #1

(1) Credit Fund with limited capital was eighth partner and Sunlight satisfied fund's commitment. (2) Based on existing commitments and current negotiations with existing Capital Providers related to 2021 commitments.

Sunlight Financial

42

Seamless Allocation of Applications to Capital Providers 43 Allocation engine waterfalls applications to Sunlight’s Capital Providers based on pre - determined rules, including varying Capital Provider criteria, resulting in increased approval rates. • Allocation is based on volume commitments, geography, product availability, margin, and other considerations • Sunlight believes that its allocation engine increases approval rates and increases margin • Key Point: No impact to Contractor or Consumer at the point - of - sale Allocation of Credit Applications Capital Provider A Capital Provider B Capital Provider C Capital Provider Z Credit Application Sunlight’s Allocation Engine Allocation engine employs credit waterfall to optimize approval rates

Flexible Model: Multiple Funding Channels

Sunlight's capital-lite model is designed for efficient growth and funding flexibility and is supported by stable and diverse Capital Providers across Direct and Indirect Channels.

Direct Channel

Funded directly onto Capital Provider balance sheet

Sunlight Allocation Engine

↓

Direct Capital Provider
(Credit Unions and Banks)

Sunlight earns Platform Fee when Direct Capital Provider funds loan

Indirect Channel

Funded onto Bank Partner balance sheet; Aggregated and sold in pools to Indirect Capital Providers

Sunlight Allocation Engine

↓

Bank Partner

↓

Indirect Capital Provider
(Credit Funds, Insurance Companies, Pension Funds, Other Investors)

Flexibility to fund loan directly onto Sunlight's balance sheet in the future, as desired

Typically ~30 day lag between when a loan is funded and when it is sold to Indirect Capital Providers – Sunlight earns Platform Fee upon such sale

Flexibility of funding model allows Sunlight to adjust funding mix based on market conditions

Funded Volume by Channel



Direct
Indirect
Temporary shift to Direct Channel in Q2-Q3 2020 to optimize margins – Steady-state assumption of 20-25% in the Indirect Channel
33%
67%
14%
86%
27%
73%
33%
67%
40%
60%
25%
75%
9%
91%
12%
88%
1Q 2019
2Q 2019
3Q 2019
4Q 2019
1Q 2020
2Q 2020
3Q 2020
4Q 2020

Sunlight Financial
44

Sunlight is Well - Positioned in a Rising Rate Environment Sunlight’s low - cost and stable Capital P roviders, with primarily deposit funding, tend to be less sensitive to interest rates, providing a competitive advantage in a rising rate environment. 45 Capital Providers Competitor Funding • Sunlight’s Capital Providers are primarily deposit - funded institutions • Depository Capital Providers tend to be less sensitive to interest rate volatility • Sunlight’s competitors are more reliant on funding through the capital markets • Given capital markets pricing is more directly driven by spreads, the cost of funds in these markets is generally more volatile Sunlight is optimally positioned versus competitors in a rising rate environment given limited capital markets exposure 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5% 2015Q1 2015Q2 2015Q4 2016Q2 2016Q4 2017Q2 2017Q4 2018Q2 2018Q4 2019Q2 2019Q4 2020Q2 2020Q4 Cost of Deposits 5-Year Swap Rate Cost of Deposits Through Interest Rate Cycles (1) Historically stable source of funds Source: Bloomberg, SNL Financial. (1) Average cost of deposits for top 100 U.S. banks by assets. Cost of deposits calculated as interest expense on deposits di vid ed by average deposits.

The image part with relationship ID rId2 was not found in the file. Table of Contents I. Introduction & Business Overview II. Platform Overview a) Proprietary Technology b) Access to Distribution c) Effective Credit Risk Management d) Stable & Low - Cost Funding III. Financial Overview IV. Appendix 46

Recent Developments & Key Metrics 47 2021E Key Metrics Integration of Spanish to the Orange Platform Upsized Commitment From Key Capital Provider Exceeded $4bn in Cumulative Funded Volume Addition of Inaugural Capital Provider for Home Improvement Recent Developments Adjusted EBITDA (2) $60.2mm EBITDA Margin (2) 48%+ Funded Volume $2.7bn Total Revenue (1) $123.4mm Note: All projections based on Sunlight internal projections. (1) Equal to revenue, net of NII and provision for losses. (2) See “Adjusted EBITDA Bridge” and “Memo” on page 57 and descriptions of “Adjusted EBITDA” and “Adjusted EBITDA Margin” on page 61 for details.

Economic Model Drivers 48 Platform Funded Volume 1 Platform Fees (Margin ) 2 Operating Expenses 3 • Primary driver of top line revenue • Recent momentum in funded volume driven by industry adoption of digital processes coupled with Sunlight’s innovation around new loan products and proprietary sales tools • Multiplied by funded volume to arrive at top line revenue • B2B2C model with significant operating leverage and no customer (1) acquisition cost • Heavily weighted towards fixed costs that do not grow directly with funded volume / revenue X (times) – (minus) Expanding Margins & Profitability (1) Refers to end consumer.

Sunlight Experiencing Exceptional Momentum In 2H 2020, Sunlight saw material growth in its business and this provides line of sight for the funded volume forecast. 49 $379 $580 $1,040 $1,469 $1,992 $2,662 $3,332 $4,274 2017 2018 2019 2020 2H 2020 2021E 2022E 2023E • Investment in proprietary sales tools • Innovation around new loan products • Industry adoption of digital processes • Acceleration of interest in Solar post - COVID Drivers of Recent Growth Continuation of these drivers to support ongoing growth Funded Volume ($ in millions) Home Improvement not expected to provide meaningful contribution to funded volume until 2023 (2) (1) Note: 2021E - 2023E based on Sunlight internal projections. (1) Reflects 2H 2020 figures, annualized. (2) Home Improvement segment projected to account for 8%, 13%, and 19% of funded vo lum e in 2021E, 2022E and 2023E, respectively.

50 • Battery storage adoption continues to grow in the U.S. ‒ Levelized Cost of Storage has dropped by a 26% CAGR since 2016 ‒ Increased need for backup power driven by more frequent natural disasters and grid disruptions • Continued adoption of battery storage to further augment Sunlight’s financial profile ‒ Increases Sunlight’s average loan size ‒ Results in higher funded volume growth $890 $950 $476 $457 $406 $2,186 $1,274 $735 $663 $506 2016A 2017A 2018A 2019A 2020E Volume Upside – Increased Battery Storage Adoption Increasing adoption of energy storage solutions has the potential to drive incremental funded volume for Sunlight. Overview Significant Reduction in Cost and Clear Value Proposition… …Drives Significant Adoption of Storage Solutions Historical Residential Levelized Cost of Storage ($/MWh) (1) Sunlight Battery Attachment Rate No increase in battery storage attachment rates assumed in the current forecast 7.1% 8.1% 10.2% 2018 2019 2020 Source: Lazard LCOS Reports 2016 – 2020. (1) CAGR based on annual midpoints.

$1.3 $1.2 $1.0 $0.8 $0.7 $0.7 $0.6 $0.2 $0.1 $0.1 $0.1 $0.1 $0.1 $0.1 17% 33% 35% 49% 49% 52% 56% 2018 2019 2020 2H 2020 2021E 2022E 2023E Fixed Expense Per Unit Variable Expense Per Unit Adjusted EBITDA Margin 51 Highly Scalable Platform with Expanding Margins (2) Continued Increases in Efficiency and Favorable Expense Structure Strong growth coupled with significant operating leverage and platform scalability drive margin expansion. Limited variable expense due to B2B2C model with no customer (6) acquisition costs (3) Expenses Per Unit (1) & Adjusted EBITDA Margin ($ in thousands, figures are per loan facilitated through Sunlight’s platform) (4) (5) (1) Total units in projection period calculated by assuming a $35.5k average loan size for Solar and $14.5k average loan size fo r Home Improvement. (2) Excludes depreciation & amortization. (3) Includes loan facilitation expenses. (4) See “Adjusted EBITDA Bridge” and “Memo” on page 57 and descriptions of “Adjusted EBITDA” and “Adjusted EBITDA Margin” on page 61 for details. (5) Reflects 2H 2020 figures, annualized. (6) Refers to end consumers.

Responsible and Rapid Growth

Volume growth with significant operating leverage and built-in platform scalability expected to drive increased profitability and margin expansion.

Funded Volume

($ in millions)



2017 – 2020 CAGR: 57%
2H 2020(2) – 2023E CAGR: 29%
2H 2020(2) – 2023E Solar CAGR: 22%
Home Improvement not expected to provide meaningful contribution to funded volume until 2023(1)
$379
$580
$1,040
$1,469
$1,992
$2,662
$3,332
$4,274
2017
2018
2019
2020
2H 2020(2)
2021E
2022E
2023E

Revenue

($ in millions)



Revenue(3)
OpEx / Revenue(4)
2017 – 2020 CAGR: 56%
2H 2020(2) – 2023E CAGR: 30%
126%
98%
81%
71%
58%
56%
51%
46%
$18
$31
$52
$68
$90
$123
$157
$199
2017
2018
2019
2020
2H 2020(2)
2021E
2022E
2023E

Adjusted EBITDA & Adjusted EBITDA Margin[5]

($ in millions)



Adjusted EBITDA
Adjusted EBITDA Margin
2017 – 2020 CAGR: NM
2H 2020(2) – 2023E CAGR: 37%
(5%)
17%
33%
35%
49%
49%
52%
56%
($1)
$5
$17
$24
$44
$60
$82
$112
2017
2018
2019
2020
2H 2020(2)
2021E
2022E
2023E

Note: All projections based on Sunlight internal projections.
(1) Home Improvement segment projected to account for 8%, 13%, and 19% of funded volume in 2021E, 2022E and 2023E, respectively. (2) Reflects 2H 2020 figure, annualized. (3) Equal to revenue, net of NII and provision for losses. (4) Excludes depreciation and amortization. (5) See "Adjusted EBITDA Bridge" and "Memo" on page 57 and descriptions of "Adjusted EBITDA" and "Adjusted EBITDA Margin" on page 61 for details.

Sunlight Financial
52

Transaction Overview 53 Pro Forma Valuation Illustrative Sources Expected Post - Combination Ownership at Close Illustrative Uses ($ in millions ) ($ in millions) ($ in millions) Spartan II Public Shareholders 26% Spartan II Founder Shares 6% PIPE Shareholders 19% Existing Sunlight Equityholders 50% Spartan II Cash in Trust $345 Spartan II Founder Shares 86 PIPE (Gross Proceeds) 250 668 Total Sources $1,349 Existing Sunlight Equityholder Rollover Cash to Balance Sheet (3) $50 Spartan II Founder Shares 86 Secondary Proceeds (3) 507 668 Illustrative Transaction Costs 38 Total Uses $1,349 Existing Sunlight Equityholder Rollover Share Price $10.00 Pro Forma Shares Outstanding (1) 134.9 Total Equity Value $1,349 Net Debt (2) (76) Total Firm Value $1,274 Transaction Multiples Metric Multiple FV / 2021E Adj. EBITDA $60.2 21.1x FV / 2022E Adj. EBITDA $81.6 15.6x (1) Excludes any potential dilutive impact of outstanding warrants. (2) Includes operating lease liabilities . (3) Any potential redemptions will reduce the amount of secondary proceeds and will not reduce cash to balance sheet or implied pro forma valuation .

SLF RUN SPWR NOVA AFRM UPST LPRO Firm Value $1,310 $17,627 $5,598 $6,063 $26,185 $10,750 $4,954 Gross Debt $18 $5,268 $216 $1,951 $95 $40 $172 2020-2021E Revenue Growth 81.3% 50.3% 33.6% 40.2% 35.5% 118.5% 99.0% 2020 Customers / Origination Volume 44k / $1,469 85k 44k 29k $5,985 NA $2,126 $1,386 $11,375 $5,483 $3,856 $20,302 $8,723 $4,878 Framing the Comparative Company Landscape 54 Market Capitalization ($ in millions ) Source: Company filings and FactSet. Note: Market data as of March 23, 2021. Sunlight metrics based on Sunlight’s internal projections . (1) Implied market capitalization based on current SPRQ share price. (2) Fully diluted firm value. (3) Includes operating lease liabilities. (4) SPWR net corporate adjustments reflect market value of ENPH stake . (5) Represents residential solar customers. The image part with relationship ID rId11 was not found in the file. (2) (1) (5) (4) (3) (3)

The image part with relationship ID rId2 was not found in the file. Table of Contents I. Introduction & Business Overview II. Platform Overview a) Proprietary Technology b) Access to Distribution c) Effective Credit Risk Management d) Stable & Low - Cost Funding III. Financial Overview IV. Appendix 55

The image part with relationship ID rId2 was not found in the file. Supporting a Clean Energy Future 56 Premier tech - enabled, Residential Solar point - of - sale (“POS”) financing platform at the forefront of the c lean energy transition. Sunlight By the Numbers Note: All projections based on Sunlight internal projections. (1) This information was obtained or derived from data included in the US Residential Solar Finance Update – H2 2020 provided by Woo d Mackenzie . (2) See “Adjusted EBITDA Bridge” and “Memo” on page 57 and descriptions of “Adjusted EBITDA ” and “Adjusted EBITDA Margin” on page 61 for details . (3) Reflects 2H 2020 figures, annualized . (4) Per EnergySage . Attractive Market with ESG Tailwinds Proprietary Technology Strong Margins and Free Cash Flow Conversion Experienced Management Team Deep Contractor Relationships and Proven Sourcing Capabilities Highlights Solar Annual TAM (1) 2021E Adjusted EBITDA (2) Steady State Adjusted EBITDA Margin (2) 2021E Funded Volume 2H 2020 (3) – 2023E Solar Funded Volume CAGR Credit Losses After 24 Months on Book Industry Leading Credit Quality Metric Tons of CO 2 Avoided for Every 100k Systems Installed (4) $ 11bn+ $60.2mm 55%+ 10.3mm $2.7bn 22% 0.79% Solar Loan TAM (1) 2017 - 2020E CAGR 31% Stable and Diversified Network of Capital Providers

The image part with relationship ID rId2 was not found in the file. 2H 2020A 2017A 2018A 2019A 2020A Annualized 2021E 2022E 2023E Revenue Total Revenue $20.5 $33.3 $53.5 $69.6 $91.8 $125.5 $159.6 $202.2 ( + ) NII, net of Provision for Losses (2.6) (2.3) (1.2) (1.5) (2.1) (2.1) (2.6) (3.3) Revenue, net of NII and Provision for Losses $17.9 $31.0 $52.3 $68.0 $89.7 $123.4 $157.0 $198.9 Expenses Loan Facilitation (1.8) (4.3) (4.6) (6.1) (6.4) (10.1) (12.2) (15.5) Technology (2.8) (2.3) (2.9) (3.7) (4.0) (4.6) (5.1) (5.5) Compensation & Benefits (10.3) (15.0) (21.8) (27.0) (27.8) (35.4) (42.6) (48.8) SG&A and Other (7.6) (8.6) (13.3) (11.6) (13.6) (18.6) (20.8) (22.0) Total Operating Expenses (22.6) (30.3) (42.6) (48.5) (51.8) (68.8) (80.6) (91.7) ( + ) Depreciation & Amortization (1.9) (1.9) (2.7) (3.3) (3.3) (4.2) (4.5) (4.6) ( + ) Non-Cash Change in Financial Instruments -- -- (0.1) (4.7) (4.7) -- -- -- ( + ) Expenses from Business Combination -- -- -- (0.9) (0.9) -- -- -- Total Expenses ($24.4) ($32.2) ($45.4) ($57.4) ($60.7) ($73.1) ($85.1) ($96.3) Pre-Tax Income ($6.5) ($1.1) $6.9 $10.6 $29.1 $50.3 $71.9 $102.7 Illustrative Taxes at 26% (Projection Period) -- -- -- -- -- (13.1) (18.7) (26.7) Net Income ($6.5) ($1.1) $6.9 $10.6 $29.1 $37.2 $53.2 $76.0 Adjusted Net Income Bridge Net Income ($6.5) ($1.1) $6.9 $10.6 $29.1 $37.2 $53.2 $76.0 ( + ) Non-Cash Change in Financial Instruments -- -- 0.1 4.7 4.7 -- -- -- ( + ) Expenses from Business Combination -- -- -- 0.9 0.9 -- -- -- Adjusted Net Income ($6.5) ($1.1) $7.0 $16.2 $34.7 $37.2 $53.2 $76.0 Adjusted EBITDA Bridge Net Income ($6.5) ($1.1) $6.9 $10.6 $29.1 $37.2 $53.2 $76.0 ( + ) Income Taxes -- -- -- -- -- 13.1 18.7 26.7 ( + ) Interest Expense 0.4 0.8 0.8 0.8 1.0 1.5 1.9 2.3 ( + ) Fees Paid to Brokers 2.9 3.5 6.5 3.6 4.6 4.1 3.4 2.4 ( + ) Depreciation & Amortization 1.9 1.9 2.7 3.2 3.2 4.2 4.5 4.6 ( + ) Equity-Based Compensation 0.4 0.3 0.2 0.1 0.2 -- -- -- ( + ) Non-Cash Change in Financial Instruments -- -- 0.1 4.7 4.7 -- -- -- ( + ) Expenses from Business Combination -- -- -- 0.9 0.9 -- -- -- Adjusted EBITDA ($0.9) $5.3 $17.1 $24.0 $43.6 $60.2 $81.6 $111.9 Memo Total Funded Volume $379 $580 $1,040 $1,469 $1,992 $2,662 $3,332 $4,274 Adjusted EBITDA Margin % (5.2%) 17.2% 32.7% 35.2% 48.6% 48.8% 52.0% 56.2% Summary Income Statement and Performance Metrics 57 (Unaudited; $ in millions ) (1) (2) (3) (5) (7) (8) (9) (6) Note: Adjusted EBITDA is a non - GAAP financial measure used by Sunlight’s management. Financial information prior to 2019 reflect the as - issued financial statement amounts applicable to those respective periods; such amounts do not reflect adjustments to apply accounting principles applicable to public entities. (1) Net income for (i) 2017 - 2020 and 2H 2020 Annualized does not include public company costs and (ii) 2021E - 2023E includes estimated public company costs. Net income does not include impact of potential tax payments to certain holders pursuant to potential tax receivables agreement to be entered into in connection with the business combination . (2) Net interest income, net of provision for losses includes r eserves against rep and warranty obligations, minimal levels of loans on balance sheet (including participations in one particular Capital Provider program ), Contractor advances and other items. (3) Includes financing, legal & compliance, facility & organization and other expenses . (4) Excludes potential future amortization on purchase price allocation. (5) Sunlight has not historically paid GAAP taxes as an LLC, but projections illustratively assume a 26 % statutory tax rate. Sunlight’s actual future effective tax rate may differ given Up - C structure, non - cash changes in certain financial instruments, and other items that will impact pre - tax net income such as those referred to in footnote 4. (6) See descriptions of “Adjusted EBITDA” and “Adjusted Net Income ” on page 61 for details. (7) Related to revolver to fund working capital advances to Contractors. (8) Fees paid to brokers for introductions to Capital Providers. Fees paid to brokers have sunset provisions, and Sunlight going forward does not expect paying brokers for Capital Provider introductions to be a regul ar part of the business. (9) Reflects reversal of expense incurred ; Sunlight expects the amount to be substantially higher in 2021 due to the anticipated business combination. Additionally, 2022E and 2023E do n ot include ongoing assumptions for equity based compensation. (10) Excludes any estimation during projection period. (6) (4) (4) (10) (10) (6) (10) (10) (6) (10) (10) (5)

The image part with relationship ID rId2 was not found in the file. 2017A 2018A 2019A 2020A 2021E 2022E 2023E Net Income ($6.5) ($1.1) $6.9 $10.6 $37.2 $53.2 $76.0 ( + ) Provision for Losses 0.6 (0.2) (0.1) (0.1) 0.3 0.2 0.2 ( + ) Depreciation & Amortization 1.9 1.9 2.7 3.2 4.2 4.5 4.6 ( - ) Capital Expenditures (3.3) (3.3) (3.7) (3.3) (3.6) (3.5) (3.5) ( + ) Other 2.8 (4.1) (1.1) (1.5) 0.3 0.6 0.5 Free Cash Flow ($4.6) ($6.7) $4.7 $9.0 $38.5 $55.0 $77.8 Memo: Adjusted EBITDA ($0.9) $5.3 $17.1 $24.0 $60.2 $81.6 $111.9 Free Cash Flow / Adjusted EBITDA Conversion NM NM 27.4% 37.4% 63.9% 67.4% 69.5% Free Cash Flow Bridge 58 (Unaudited; $ in millions) (4) (3) Note: Does not include expenses or other pro forma effects from business combination other than estimated public company costs. (1) Net income for (i) 2017 - 2020 does not include public company costs and (ii) 2021E - 2023E includes estimated public company costs. Net income does not include impact of potential tax payments to certain hol ders pursuant to potential tax receivables agreement to be entered into in connection with the business combination. Sunlight has not historically paid GAAP taxes as an LLC, but projections illustratively assume a 26% statutory tax rate. Sunlight’s actual future effective tax rate may differ given Up - C structure, non - cash changes in certain financial instruments, and other items that will impact pre - tax net income. (2) Includes changes in working capital, changes in OID, derivative gains / losses, non - cash changes in certain financial instruments, and tax distributions. Forecast assumes taxes are paid in the same period income is earned beginning in January 2021. (3) See the description of “Free Cash Flow” on page 61 for details. (4) See “Adjusted EBITDA Bridge” on page 57 and description of “Adjusted EBITDA” on page 61 for details. (1) (2)

The image part with relationship ID rId2 was not found in the file. Adjustments to Historical Net Income for 2019 and 2020 59 As part of Sunlight’s 2020 audit process, Sunlight applied accounting principles applicable to public entities that, among other year - end adjustments, had a $0.5mm and $4.7mm impact to 2019 and 2020 actual US GAAP net income, respectively; additionally, Sunlight realized expenses from the business combination of $0.9mm in 2020. • Changes in fair value of warrant liabilities – Relates to warrants issued by Sunlight to certain third parties; such warrants are marked - to - market periodically – Non - cash item that impacts net income and is considered an add - back to Adjusted EBITDA • Change in fair value of, and realized gains on, contract derivatives (2) – Non - cash item that impacts net income and is considered an add - back to Adjusted EBITDA • Expenses from business combination – Expenses in the amount of $0.9mm in 2020 related to the proposed transaction – Due to the non - recurring nature of the expense, it is considered to be an add - back to Adjusted EBITDA Components of Adjustments to Net Income (1) 1 2 3 (1) As more fully described in “Unaudited Pro Forma Condensed Combined Financial Information” contained within Spartan Acquisition Corp II’s S - 4 filed on March 22, 2021, Sunlight expects its GAAP net income after the proposed business combination to recognize material items resulting therefrom that are not historically present in Sunlight’s financia l s tatements. These items may include, but are not limited to, amortization of identified intangible assets, business combination expenses, income taxes, compensation expense, and allocation of Sunlight’s income to non - controlling interests, the measurement of which may depend on conditions at the time of the business combination and not presently known . (2) The arrangement with Sunlight’s bank partner to originate home improvement loans is considered a derivative under US GAAP. As su ch, Sunlight’s revenues exclude the platform fees that Sunlight earns from the sale of home improvement loans from the bank partner’s balance sheet. With respect to this facility, Sunlight generally realizes gains or los ses from the derivative upon the sale of the loan from the bank partner to an indirect channel capital provider instead of platform fee revenues. Sunlight also estimates the fair value of the contract derivative based upon, among other f act ors, the future net sales proceeds it expects to receive for the loans originated by Sunlight’s bank partner on a quarterly basis and shows changes in fair value estimates as a component of net income.

Solar Market Seasonality Trends

Residential Solar exhibits meaningful seasonality, which results in expected volume fluctuations from quarter to quarter.

Illustrative Solar Market Seasonality

~75 Day Delay Between Contractor Sales and Sunlight Funded Volume Results in ~1 Quarter Lag

Contractor Sales		Funded Volume	Drivers of Seasonality
1Q Contractor Sales	→	2Q Funded Volume	• Colder weather decreases 1Q Contractor Sales less, resulting in lower funded volume in 2Q
2Q Contractor Sales	→	3Q Funded Volume	• Similar to Home Improvement and remodeling projects, Residential Solar Contractor Sales increase in 2Q, concurrent with the weather moderating and tax refunds increasing discretionary spending, resulting in higher funded volume in 3Q
3Q Contractor Sales	→	4Q Funded Volume	• Continued increase in Contractor Sales in 3Q as the weather further warms, resulting in higher funded volume in 4Q
4Q Contractor Sales	→	1Q Funded Volume	• Colder weather and holiday spending decrease 4Q Contractor Sales, resulting in lower funded volume in 1Q

Sunlight Financial®
60

61 Explanation of Non - GAAP Measures and Other Metrics EXPLANATION OF CERTAIN NON - GAAP MEASURES AND OTHER METRICS Non - GAAP Measures “Adjusted EBITDA” is a non - GAAP financial measure used by management to evaluate Sunlight’s operating performance, generate future operating plans , and make strategic decisions, including those relating to operating expenses and the allocation of internal resources. Accordingly, Sunlight believes this mea sure provides useful information to investors and others in understanding and evaluating its operating results in the same manner as its management and board of directors. In addition, it provides a useful measure for period - to - period comparisons of Sunlight’s business, as it removes the effect of certain non - cash items, variable charges, non - recurring items, unrealized gains or losses or other similar non - cash items that are included in net income or expenses associated with the early stages of the business that are expected to ultimately terminate, pursuant to th e t erms of certain existing contractual arrangements or expected to continue at levels materially below the historical level, or that otherwise do not contribute directly to management’s evalua tio n of its operating results. “Adjusted EBITDA” is defined as net income excluding interest expense incurred in connection with Sunlight’s Credit Facility, income taxes, amortization and depr eci ation expense, stock - based compensation expense, non - cash changes in certain financial instruments, fees paid to brokers related to the funding of loans by certain of Sunlight’s capit al providers that will terminate pursuant to existing contractual arrangements and certain transaction bonuses and other expenses resulting from the proposed Business Combination. “Adjusted EBITDA Margin” is defined as Adjusted EBITDA divided by revenue , net of NII and provision for losses, expressed as a percentage. Management believes that Adjusted EBITDA Margin is useful in evaluating Sunlight’s operating results relative to the revenue recognized in the applicable period. “Adjusted Net Income” is a non - GAAP financial measure that Sunlight uses to indicate profitability by Sunlight’s operations and it is generally defined a s net income adjusted for non - cash and/or non - recurring items. Sunlight believes that Adjusted Net Income is a supplemental financial measure useful as an indicato r of Sunlight’s profitability. “ Free Cash Flow ” is a non - GAAP financial measure that Sunlight uses to indicate cash flow generated by Sunlight’s operations and it is generall y defined as net income adjusted for non - cash items. Sunlight believes that Free Cash Flow is a supplemental financial measure useful as an indicator of Sunlight’s ability to generate cash. Sunlight’s calculation of Free Cash Flow, however, may not necessarily be comparable to similar measures presented by other c omp anies. Specifically, Sunlight defines “Free Cash Flow” as net income adjusted for the change in provision for credit losses, amortization and depreciation expense, the change in original iss ue discount related to loans held on Sunlight’s balance sheet, changes in working capital, changes in cash collected in the normal course of Sunlight’s business and due to capital partners , c hanges in the value of instruments on Sunlight’s balance sheet that are required to be marked to market, including derivative gains and losses, distributions to Sunlight’s equity holders relate d t o their tax obligations pursuant to their contractual rights, capital expenditures primarily related to internally developed software, and other items that management has determined are not refle cti ve of cash generation in Sunlight’s business. Non - GAAP financial measures, including those listed above, should not be considered as standalone measures or as a substitute fo r any financial information prepared in accordance with GAAP. You should not place undue reliance on any non - GAAP financial measure. Potential investors are encouraged to review the re conciliations of the non - GAAP financial measures listed above to their most directly comparable GAAP financial measures, as provided on pages 57 - 58 of this Presentation. Selected Other Metrics “CAGR” means compound annual growth rate. “Credit Approvals” refers to applications by consumers for credit on Sunlight’s financing platform that have been approved by the relevant origi nat ing entity. “Funded Volume” refers to loans processed through Sunlight’s financing platform that have been funded by the relevant originating entity.

Important Information for Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the proposed business combination, Spartan Acquisition Corp. II (“Spartan”) has filed a registration statement on Form S-4 (File No. 333-254589) (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement/prospectus of Spartan. Spartan also plans to file other documents and relevant materials with the SEC regarding the proposed business combination. After the Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of Spartan. SECURITYHOLDERS OF SPARTAN AND SUNLIGHT FINANCIAL LLC (THE “COMPANY”) ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Spartan and the Company once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

Spartan and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Spartan in connection with the proposed business combination. The Company and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Spartan’s executive officers and directors in the solicitation by reading Spartan’s preliminary proxy statement/prospectus in the Registration Statement and Spartan’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 11, 2021. Information concerning the interests of Spartan’s participants in the solicitation, which may, in some cases, be different than those of Spartan’s stockholders generally, is set forth in the preliminary proxy statement/prospectus relating to the proposed business combination.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act, as amended. All statements, other than statements of present or historical fact contained herein, regarding the proposed business combination or the Company’s and Spartan’s ability to consummate the transaction, are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “could,” “should,” “would,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “plan,” “continue,” “project,” or the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Spartan and the Company disclaim any duty to update any forward looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Spartan and the Company caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Spartan or the Company. In addition, Spartan cautions you that the forward-looking statements contained herein are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the proposed business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Spartan or the Company following announcement of the proposed business combination; (iii) the inability to complete the proposed business combination due to the failure to obtain approval of the stockholders of Spartan, or other conditions to closing of the proposed business combination in the agreements related to the proposed business combination; (iv) the risk that the proposed business combination disrupts Spartan’s or the Company’s current plans and operations as a result of the announcement of the proposed business combination; (v) the Company’s ability to realize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of the Company to grow and manage growth profitably following the proposed business combination; (vi) costs related to the proposed business combination; (vii) changes in applicable laws or regulations; and (viii) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described herein, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Spartan’s periodic filings with the SEC, including its Annual Report on Form 10-K filed with the SEC on March 11, 2021, its Current Reports on Form 8-K, as well as the Registration Statement that Spartan has filed with the SEC in connection with Spartan’s solicitation of proxies for the meeting of stockholders to be held to approve, among other things, the proposed business combination. Spartan’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.